Filed by Humana Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.
Commission File No.: 001-05975
Date: September 15, 2015

The following FAQs were made available on Humana’s internal website on September 15, 2015:

As we continue to navigate the proposed combination of Aetna and Humana, a wide variety of questions continue to emerge. That’s why we created these FAQs for regular distribution via Hi! and other internal channels. Our goal is to continue to provide accurate answers in the timeliest manner possible. If you would like to review previous FAQs, you can do so at the FAQ link.

At this time, very few specifics about post transaction business operations are known. There will be a joint Aetna/Humana integration team established, and when specific details are available, we are committed to sharing them. Please send future questions to associatecommunications@humana.com.

Thank you for your ongoing passion, dedication and engagement as we look forward to a bright future.

Benefits

Q:
My understanding is a Health Savings Account (HSA) is to be used only in conjunction with a High Deductible Health Plan (HDHP). What happens to our HSA funds in the event of employment termination due to the merger? Can those funds be used to pay COBRA premiums or cover the cost of obtaining medical coverage via the health insurance exchanges?

A:
Funds in your HSA belong to you regardless of your employment status. Therefore, in the event of termination, your already-contributed funds remain eligible for use to cover HSA-eligible expenses, including COBRA premiums.

Q:	The 8/25 FAQ document stated that “all employees who are impacted by a reduction in force will be given 60 days’ notice”. Does this apply to associates in the Variable Staffing Pool (VSP)?

A:	Since Variable Staffing Pool employment is assignment based, individuals within that assignment pool would not receive 60 days’ notice if impacted by a reduction in force.

Q:	Do we know how outstanding loans against our 401(k) plans will be handled following the close of the transaction?

A:
Although details about the integration of Humana benefit plans with Aetna benefit plans have not yet been determined, we expect that loan  payments for 401(k) plan loans will continue to be made through payroll deduction after the transaction.

Compensation and Career Planning

Q:	If an employee was to be let go because of the merger, can you please tell me how much the COBRA insurance would cost?

A:
COBRA premiums are subject to change each year and can vary by plan type and coverage level. You can review the COBRA premiums for the current plan year on the Associate Benefits Center by selecting the "Resources" tab and viewing "2015-2016 Medical Rates" under Additional Resources.

Q:	I am an outside sales rep for Marketpoint. If I am offered a severance package, will it be based on my base salary or my total income? I have been employed with Humana for 10 years.

A:
Associates will receive severance pay equivalent to two weeks of pay for each year of service. In addition to base pay, associates who participate in a sales incentive plan will receive pro-rated target incentive pay during the severance period.

Q:
In reading other FAQs about the severance policy and the merger with Aetna, I see that months are not rounded up to the next year. What would be the severance policy for an employee whose position would be eliminated with less than one year of service with Humana?

A:	Per our current policy, the minimum amount of severance pay an associate will receive is four (4) weeks.

Q:	Recently we’ve seen some changes in credentialing requirements for some jobs at Humana. Are any of these changes related to differing credentialing, licensing or certification requirements at Aetna?

A:
No. Until the closing of the transaction, which is currently expected to occur in the second half of 2016, Humana and Aetna continue to function as two separate, independent and competing companies. If you have questions about credentialing requirements related to your role, contact your leader or HR4U.

Transaction Related

Q:
Mergers are happening across the healthcare industry, including payor consolidation. How will the proposed merger of Aetna and Humana prove beneficial to our members, providers, and the healthcare system?

A:
The combined company will bring together technology, services and solutions in a highly competitive environment to offer our members a broader choice of products that will deliver a simpler, higher quality and more affordable healthcare experience. Both companies are focused on developing new technologies that strengthen long-term relationships between members and healthcare providers, which will also promote a more value-based system of care.

Q:
How will payments to providers be handled in the merger (e.g., we are Humana when I go in the hospital, but Aetna when I come out) – how will deductibles and coinsurance be impacted? Will patients receive multiple Explanations of Benefits (EOBs) from the carriers with explanation? Is Humana poised to advise on this matter for our Medicare community?

A:
As we get closer to the anticipated closing date of the merger, which is currently expected to occur in the second half of 2016, we will have additional information for our members regarding the operation of their policies and benefits. However, our members’ coverage, network of providers and how we work with members will continue as usual through the end of their contract year.

Q:           When will the proxy statements for the shareholders’ merger vote be published?

A:
A joint proxy statement was filed on behalf of Aetna and Humana on August 28, 2015, and can be found on Humana's Investor Relations website.  On the Investor Relations page, click on the left-hand margin caption “SEC Filings and Financial Reports,” then click “Proxy Statements” in the left-hand margin.

Humana and Aetna Business Related

Q:	If Aetna continues to have investor calls and we are still competitors and it is business as usual, why is Humana not conducting investor calls?

A:
Suspending earnings calls is common practice for companies that have agreed to be acquired. Nevertheless, Humana remains committed to providing shareholders accurate and timely information about our financial performance. For that reason, we will continue to report our quarterly earnings via press releases as well as via our quarterly and annual filings with the Securities and Exchange Commission (SEC). Additionally, Investor Relations and our Management Team continue to interact with Wall Street analysts that follow our stock.  The quarterly earnings press releases are available via the “Investor Relations” section of Humana’s website. On the Investor Relations page, click on the left-hand margin caption “Financial Press Releases” for earnings releases, and “SEC Filings and Financial Reports” for our quarterly (Form 10-Q) and annual (Form 10-K) financial reports filed with the SEC.

Aetna Business Related

Q:	How do we learn more about Aetna culture or Aetna acronyms?

A:	We look forward to continuing to bring information about Aetna and their culture, including acronyms and special terminology used by Aetna associates, to Hi! in the weeks, and months ahead.

Q:
We heard Bruce refer to Aetna having a fairly significant ASO block of business. But what we haven’t heard is what is the break-up (percentages) of their ASO lines of coverage, specific to medical and dental. Do we have those percentages, and if so, what are they?

A:
Until the transaction closes, which we currently expect to occur in the second half of 2016, we are, and will continue to operate as, separate, independent and competing companies, and therefore do not have detailed information regarding Aetna’s operations.  However, Aetna makes certain information available to the public on its website and through public company filings with the U.S. Securities and Exchange Commission (available on the SEC’s website at www.sec.gov).

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 28, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement/prospectus of Aetna and Humana, and each of Aetna and Humana has filed and will file other documents with respect to the proposed acquisition of Humana. The registration statement was declared effective on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to Humana’s stockholders and Aetna’s shareholders on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.